Exhibit 6.6

Term Sheet

Non-Exclusive License Agreement

1.	The parties to this Term Sheet will be HUSA Development Inc. (“Hologram”) at 6656 Hollywood Blvd., Los Angeles, CA 90028 and FOTV Media Networks Inc. at 6656 Hollywood Blvd., Los Angeles, CA 90028 (“Venue”). The parties are independent contractors and not partners, agents or joint ventures of the other.

2.	The site of the Venue which is the subject of this Term Sheet is at 6656 Hollywood Blvd., Los Angeles, CA 90028.

3.	The initial term of the Term Sheet shall be two (2) years from the first exhibition of the first Hologram show at the Venue. Venue shall have 365 consecutive days a year options to extend the term by Written Notice to Hologram not later than 30 days before the end of the prior term.

4.	During the term of this Term Sheet, and all option terms, Hologram will exclusively provide to the Venue prerecorded Hologram programming owned by Hologram. All costs pursuant to the production and creation of the programming shall be paid for by Hologram. Hologram will deliver to the Venue not less than one (1) new hologram program during each 12 month period during the term of the Term Sheet and all option terms. Venue guarantees that the Venue will provide not less than 1,600 showings for each year of the term, and each option period, said no showing per year shall be calculated for all showing per year of any and all programs of Hologram pre-recorded content. The average length of programming made for the venue by Hologram shall be 30-45 minutes. The price of tickets for Hologram showings shall be $19-95 per showing.

5.	During the term of the Term Sheet, Hologram and Venue can utilize the projection staging to produce live holographic events or presentations (talks, speeches, corporate, etc.) at the Venue with respect to projects that may be mutually approved between the parties, the cost of production to be paid by third parties, and the division of revenue to be pursuant to the AGBOR formula between the parties.

6.	The distribution of revenue from the exhibition of pre-recorded Hologram programs, and from merchandising revenue generated at the time the pre-recorded Hologram programs are exhibited shall be as follows:

a)	First 25% of gross revenue shall be paid to the Estate of the deceased performer, whose name and likeness is the subject of the pre-recorded Hologram program (the “Estate Fee”).

b)	Next after the Estate Fee has been deducted from gross revenue, Hologram will be entitled to an annual subscription fee for maintenance of the equipment of $100,000 per year.

c)	Next after the Estate Fee has been deducted from gross revenue and Hologram’s annual subscription fee has been deducted from gross revenue, AGBOR shall be computed as to the remaining gross revenue. AGBOR shall be defined as “Adjusted Gross Box Office Revenue” computed as gross box office revenue of the Venue, less credit card fees, handling fees and facilities fees charged by the Venue, not to exceed $1.50 per ticket.

d)	Next after the Estate Fee has been deducted from gross revenue and Hologram’s annual subscription fee has been deducted from gross revenue, and AGBOR has been computed, Hologram will receive 50% of AGBOR, Venue will receive 50% of AGBOR.

7	.Venue will account to hologram monthly, providing a statement and payment on the 15th day of each month, in respect to all monies due to Hologram hereunder for the previous month. Hologram shall have the right to audit venue’s books and records in respect to monies due hereunder, not more than once a year.

8.	All costs and expense for the daily operation of the projection system, the commercial distribution of the hologram programs at the Venue, and the operation of the box office shall be paid for by the Venue. The promotion and marketing for the hologram programming shall be paid for by the Venue pursuant to a budget mutually approved by the parties.

9.	Venue will provide access to the venue and Hologram may utilize the Projection Staging Area and equipment to Demo the Technology system for potential clients and/or customers on an as needed basis with reasonable notice to the Venue.

10.	Hologram and venue shall collaborate in merchandising for the hologram programs, with approval of estates, if required, said merchandising to be mutually approved. The cost of merchandising is to be paid for by Hologram and recouped prior to the AGBOR calculation.

11.	All press releases respecting the Venue or technology will be jointly approved by Hologram and Venue.

12.	This Term Sheet shall remain confidential by and between the parties hereto and neither party shall divulge the terms of this Term Sheet to any third parties, except their professional advisors, including their attorneys and accountants.

13.	This Term Sheet in all respects shall be interpreted, enforced and governed under the laws of the State of California. California shall be considered and deemed by all parties a convenient forum. The parties agree that any dispute shall be heard in Los Angeles County, California.

14.	No modification or waiver of any provision of this Term Sheet and no consent by either party t any modification or waiver therefore shall be effective unless such modification or waiver shall be in writing and signed by all parties hereto.

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15.	The Term Sheet shall be deemed to have been authored by the parties jointly, and any ambiguity or interpretation regarding authorship shall not be construed against either party as the author of this Term Sheet.

16.	The parties hereby agree that within thirty (30) days after the execution of this Term Sheet, the parties shall execute a more formal agreement embodying the material terms of this Term Sheet, however in the event a more formal agreement is not executed for any reason, this Term Sheet shall be fully binding and effective on the parties.

In Witness Whereof, the parties hereto shall be deemed to have executed this Term Sheet on the date and year first written below.

HUSA Development Inc.

By	/s/ Alki David

Title	CEO	Date	January 18, 2016

Hologram FOTV Productions Inc.

By	/s/ Alki David

Title	CEO	Date	January 18, 2016

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